Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that the Statement on Schedule 13D, and any amendments thereto, with respect to the Class A ordinary shares, par value $0.0001 per share, of Apollomics Inc. is filed jointly on behalf of each of them. This Joint Filing Agreement shall be included as an Exhibit to such filing.

This Joint Filing Agreement may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of April 06, 2026.

__/s/ Hung-Wen Chen_____
Hung-Wen (Howard) Chen

King Regent Management Limited

By: __/s/ Hung-Wen Chen_____

Name: Hung-Wen (Howard) Chen

Title: Director